Exhibit 99.2

EARLY WARNING REPORT PURSUANT TO

NATIONAL INSTRUMENT 62-103

1.	Name and Address of Offeror

Pan American Silver Corp.

1500 - 625 Howe Street

Vancouver, BC V6C 2T6

2.	Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:
On April 29, 2016, Pan American Silver Corp. (“Pan American”) acquired ownership of an additional 5,723,550 common shares for CDN$0.22 per common share and 1,070,000 common shares for CDN $0.275 per common share, totalling 6,793,550 common shares ( the “Common Shares”) of Kootenay Silver Inc. (“Kootenay”) pursuant to a subscription agreement (the “Subscription Agreement”) between Pan American and Kootenay dated February 15, 2016, as amended by the letter agreement between the parties dated April 26, 2016 (the “Private Placement”). As a result, Pan American owns ten percent (10%) of the issued and outstanding Common Shares.
3.	Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:
Immediately following the Private Placement, Pan American directly owned 15,884,459 Common Shares, representing approximately ten percent (10%) of the total number of the issued and outstanding Common Shares.
4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above, over which:

(a)        the Offeror, either alone or together with any joint actors, has ownership and control;

Pan American directly owns 15,884,459 common shares of Kootenay, representing approximately ten percent (10%) of the total number of the issued and outstanding common shares of Kootenay.

(b)        the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

There are no joint actors with Pan American.

(c)        the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

There are no joint actors with Pan American.

5.	Name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

The Common Shares of Kootenay trade through the facilities of the TSX Venture Exchange.

6.	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

Pan American acquired ownership of an additional 5,723,550 common shares of Kootenay for CDN$0.22 per common share and 1,070,000 common shares of Kootenay for CDN$0.275 per common share, totalling 6,793,550 common shares, for gross proceeds to Kootenay of CDN$1,553,431.

7.	Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Pursuant to the Subscription Agreement, Pan American had the right to subscribe for and purchase a further number of common shares of Kootenay such that Pan American will own ten percent (10%) of all issued and outstanding common shares of Kootenay (calculated on a non-diluted basis) upon the closing of the transactions contemplated by the letter agreement dated January 12, 2016 between the Kootenay and Northair Silver Corp. (the “Northair Transaction”), on and subject to the terms and conditions set forth in the Subscription Agreement (the “Second Tranche Option”). The Second Tranche Option was conditional on closing of the Northair Transaction, which closed on April 21, 2016, and Pan American has exercised its Second Tranche Option to subscribe for additional Common Shares of Kootenay, which allowed Pan American to maintain its ten percent (10%) ownership of the issued and outstanding common shares of Kootenay.

8.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Under the Subscription Agreement, Pan American and Kootenay agreed that, in addition to customary subscription provisions with respect to the non-brokered financing that was disclosed in the joint press release by Pan American and Kootenay announced on February 16, 2016:

(i)	Kootenay would provide to Pan American the Second Tranche Option conditional upon closing of the Northair Transaction;
(ii)	Kootenay will not allot or issue any common shares or other equity securities from its treasury for the purpose of raising capital (an “Equity Financing”), unless such common shares are first offered for allotment and issuance on the same terms and conditions to Pan American in sufficient numbers so as to permit Pan American to maintain, immediately following the closing of the Equity Financing, its pro rata shareholding in the issued and outstanding common shares of Kootennay (calculated on a non-diluted basis) as at the time immediately prior to the closing of the Equity Financing (the “Pre-Emptive Right”);
(iii)	in addition to the Pre-Emptive Right, Pan American shall have the right to subscribe for additional common shares of Kootenay as follows:
a.	if in any calendar quarter Kootenay issues common shares as a result of warrants or options issued pursuant to the Northair Agreement then the Company shall notify the Investor in writing on or before the last day of such calendar quarter and specify how many common shares of the Company were issued in such calendar quarter as a result of such exercises (the “Anti-Dilution Notice”);
b.	upon receipt of the Anti-Dilution Notice, the Pan American may, within five (5) business days immediately following the receipt of the Anti-Dilution Notice, deliver to Kootenay written notice indicating that it wishes to subscribe for such number of Anti-Dilution common shares, at a purchase price equal to the volume weighted average price of the common shares on the TSX Venture Exchange or such other principal stock exchange on which Kootenay’s common shares trade for the five (5) trading days immediately prior to the date of the Anti-Dilution Notice, as may be necessary for Pan American to maintain its pro rata shareholding in the issued and outstanding common shares of Kootenay (calculated on a non-diluted basis) as at the time immediately prior to the beginning of such calendar quarter;
(i)	concurrently with execution of the Subscription Agreement, Pan American, Kootenay, Minera J.M. S.A. de C.V. (“Minera”), and Compania Minera Dolores S.A. de C.V. (“Dolores”) entered into an option agreement pursuant to which Kootenay and Minera granted to Pan American an irrevocable option to acquire a seventy-five percent (75%) direct interest in the Kootenay’s and Minera’s land holdings and other mineral rights in the Promontorio Mineral Belt, including but not limited to the Promontorio and La Negra deposits, through a corporate joint venture with the participants using a special purpose vehicle domiciled in Mexico as the joint venture entity; and
(ii)	concurrently with the closing of the Private Placement, Pan American, Minera, and Dolores entered into a property purchase option agreement pursuant to which Minera may, at its option, acquire from Dolores up to two (2) of four (4) mineral properties more particularly described in such property purchase option agreement.

9.         Names of any joint actors in connection with the disclosure required herein:

There are no joint actors with Pan American.
10.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the Offeror:

There was no transaction or occurance that did not take place on the TSX Venture Exchange, stock exchange, or other published market for securities.

11.	If applicable, a description of any change in any material fact as set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

There are no changes in any material facts.

12.	If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance.

Pan American acquired ownership of 6,793,550 common shares of Kootenay in reliance on the accredited investor exemption set out in section 2.3 of National Instrument 45-106 (Prospectus Exemptions).

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Dated this 2nd day of May, 2016.

PAN AMERICAN SILVER CORP.

_________________________________

Name: Michael Steinmann

Title: President, Chief Executive Officer and Director